Putnam Investments
100 Federal Street
Boston, MA 02110
February 19, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Patrick Scott and Jeffrey Long

Re:	Comments on Registration Statement on Form N-14 (File No. 333-235895), filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2020 (the
“Registration Statement”), of Putnam Emerging Markets Equity Fund (the “Registrant”)

Dear Mr. Scott:

This letter responds to the comments that Mr. Scott provided telephonically on February 4, 2020 to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds (as defined below), and Yana D. Guss of Ropes & Gray LLP, counsel to the Funds, and that Mr. Long provided telephonically on February 5, 2020 to Ms. Monagan and Tim Cormier and Ms. Guss of Ropes and Gray LLP, on behalf of the staff of the Commission (the “Commission Staff”) regarding the Registration Statement. The Registration Statement relates to the proposed merger of Putnam International Growth Fund (the “Acquired Fund”) with and into the Registrant (the Acquired Fund and the Registrant are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response. The Commission Staff’s comments will be addressed in a filing pursuant to Rule 497 under the Securities Act of 1933, as amended, following the effective date of the Registration Statement.

General Comments

1. Comment: All information must be finalized with all brackets removed and all material information provided.

Response: The Registrant will provide all material information and remove all brackets.

2. Comment: Please consider identifying the Registrant as the “Acquiring Fund” to clarify throughout the Registration Statement that the Registrant is the acquiring fund.

Response: As requested, the Registrant has added references in several places making clear that the Registrant is the acquiring fund.

3. Comment: In the second paragraph of the “President’s Letter” to shareholders that precedes Part A of the Registration Statement, please add a sentence clarifying that the Registrant invests primarily in equity securities of emerging market companies, while the Acquired Fund invests mainly in the common stocks of established and emerging markets companies.

Response: The Registrant notes that this information is already included in the third and fourth sentences of this paragraph and respectfully declines to repeat this disclosure. These sentences state:

Putnam International Growth Fund invests mainly in growth stocks of companies of any size in established and emerging markets outside the
United States, while Putnam Emerging Markets Equity Fund invests in growth or value stocks or both of emerging market companies that
Putnam Management believes have favorable investment potential.
Under normal circumstances, Putnam Emerging Markets Equity Fund invests at least 80% of its net assets in equity securities of emerging market companies.

4. Comment: In the third paragraph of the President’s Letter, please reconcile the statement “Putnam Emerging Markets Equity Fund has a better performance record than Putnam International Growth Fund over the one-, three-, and five-year periods ended September 30, 2019” with the performance data provided as of December 31, 2019 for the Registrant and Acquired Fund on pages 11-12 in response to the question “How does the investment performance of the funds compare?” in the “Questions and Answers Regarding the Proposed Merger” section.

Response: The requested changes have been made. The Registrant has deleted the sentence referenced in the Commission Staff’s comment and revised the third paragraph of the President’s Letter to discuss performance data as of December 31, 2019, consistent with the data provided on pages 11-12 in response to the question “How does the investment performance of the funds compare? in the “Questions and Answers Regarding the Proposed Merger” section.

5. Comment: In the third paragraph of the President’s Letter, the Registrant states that “[f]ollowing the merger, Putnam International Growth Fund shareholders would be invested in a larger fund with a lower total expense ratio, subject to the application of the combined fund’s management fee performance adjustment, if any.” Please reconcile this statement with the data provided in the last paragraph in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section.

Response: The Registrant has revised the disclosure in the above-referenced section and notes that this paragraph is now consistent with the applicable sentence in the third paragraph of the President’s Letter which states that Putnam International Growth Fund shareholders would be invested in a larger fund with a lower total expense ratio. As revised, the last paragraph will read as follows:

As of November 30, 2019, the total annual fund operating expense ratio after expense reimbursement of Putnam International Growth Fund was
1.37%. As of November 30, 2019, the total annual fund operating expense ratio after expense reimbursement of Putnam Emerging Markets

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Equity Fund was 1.27%. The combined fund is expected to have a total annual operating expense ratio of 1.28% after expense reimbursement, which does not reflect non-recurring expenses related to the merger. For more detailed information about fees and expenses, please see
“Information about the Proposed Merger -- Fees and Expenses.”

6. Comment: In response to the question “Why is the merger being proposed?” in the “Questions and Answers Regarding the Proposed Merger” section, please identify factors that may weigh against the merger, such as the change in portfolio manager, the significant portfolio repositioning anticipated in connection with the merger, and the possibility that the advisory fee may increase following the merger due to the application of a performance adjustment.

Response: The Registrant has added the following sentence in response to the question “Why is the merger being proposed?” in the “Questions and Answers Regarding the Proposed Merger” section:

Putnam Management also considered that certain factors, including the change in portfolio manager, the significant portfolio repositioning anticipated in connection with the merger, and the possibility that the advisory fee may increase following the merger due to the application of a performance adjustment, may weigh against the merger.

7. Comment: In response to the question “Why is the merger being proposed?” in the “Questions and Answers Regarding the Proposed Merger” section, please clarify what constitutes “improved commercial and scale prospects.”

Response: The Registrant has revised the disclosure in the above-referenced section as follows (additions shown as underlined text):

Putnam Management also believes that the combined fund would have improved commercial and scale prospects (i.e., an increased likelihood that Putnam Emerging Markets Equity Fund would be placed on additional broker-dealer platforms for future sale).

8. Comment: On page 6, in response to the question “Why is the merger being proposed?” in the “Questions and Answers Regarding the Proposed Merger” section, the Registration Statement states: “In addition, the proposed merger is expected to result in expense savings for Putnam International Growth Fund shareholders.” Please qualify this sentence, if it is possible that shareholders of the Acquired Fund may not experience expense savings following the application of a performance adjustment.

Response: The requested change has been made. The sentence will be revised as follows (changes shown as underlined text):

In addition, the proposed merger is expected to result in expense savings for Putnam International Growth Fund shareholders, subject to the application of the combined fund’s management fee performance adjustment, if any.

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9. Comment: On page 9, in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please clarify that the lower total expenses that Acquired Fund shareholders are expected to experience as a result of the merger are contingent on the Acquiring Fund’s performance fee adjustment, which would reduce the management fee if the Registrant fails to match the performance of its benchmark index. Please also confirm supplementally whether the Registrant is subject to a fee waiver or expense limitation agreement with Putnam Management. Please note that a fee waiver or expense limitation must exist for one year following the date of the Registration Statement in order to be included in the Registrant’s fee table.

Response: The Registrant respectfully notes that the discussion on page 9 in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” states that:

As a result of the performance adjustment, shareholders of Putnam International Growth Fund could pay more in management fees by investing in Putnam Emerging Markets Equity Fund than by investing in Putnam
International Growth Fund when Putnam Emerging Markets Equity Fund outperforms its benchmark index by more than the amount Putnam International Growth Fund outperforms its benchmark index. Conversely, shareholders of Putnam International Growth Fund could pay less in management fees by investing in
Putnam Emerging Markets Equity Fund when Putnam Emerging Markets Equity Fund underperforms its benchmark index by more than the amount Putnam International Growth Fund underperforms its benchmark index.

The Registrant will add the following disclosure:

Putnam Emerging Markets Equity Fund’s management contract will be amended such that, after completion of the merger, its performance adjustment will be calculated based on the combined assets of Putnam
Emerging Markets Equity Fund and Putnam International Growth Fund for any portion of a performance period that precedes the merger, unless the use of the combined assets results in a fee payable by Putnam
Emerging Markets Equity Fund under the amended management contract that is higher than the management fee that would have been paid under Putnam Emerging Markets Equity Fund’s current management contract.
Under those circumstances, Putnam Management has agreed to reduce its management fee to reflect the lower amount that would have been payable based only on the assets of Putnam Emerging

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Markets Equity Fund’s. As a result, after the merger, Putnam Emerging Markets Equity Fund shareholders may pay a lower management fee, but would never pay a higher management fee than they would have paid under the fund’s current management contract.

In connection with the inclusion of the above-referenced disclosure, the Registrant will make a POS-EX filing for the purpose of refiling the Registrant’s management contract, as amended.

The Registrant also confirms that the Registrant is subject to an expense limitation agreement with Putnam Management whereby Putnam Management is contractually obligated to limit certain fund expenses through February 28, 2021.

10. Comment: On page 9, in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please clarify whether Acquired Fund shareholders will be subject to a higher base management fee following the merger.

Response: The Registrant respectfully notes that the third sentence of the second paragraph in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section states that “At every asset level, Putnam Emerging Markets Equity Fund pays the same base management fee as a percentage of net assets as Putnam International Growth Fund.”

11. Comment: On page 9, in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please clarify whether the Funds are subject to the same performance adjustment minimum and maximum rate and, if not, please so state.

Response: The Registrant confirms that the Funds are subject to the same performance adjustment. The Registrant notes that, on page 9, in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, the Registration Statement provides: “The maximum annualized performance adjustment rate for each Fund is 0.21%, and the minimum annualized performance adjustment rate for each Fund is -0.21%.”

12. Comment: On page 10, in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please confirm whether the total expenses disclosed in the final paragraph are correct.

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Response: The Registrant has revised the disclosure in the above-referenced section as follows:

As of November 30, 2019, the total annual fund operating expense ratio after expense reimbursement of
Putnam International Growth Fund was 1.37%. As of November 30, 2019, the total annual fund operating expense ratio after expense reimbursement of Putnam Emerging Markets Equity Fund was 1.27%. The
combined fund is expected to have a total annual operating expense ratio of 1.28% after expense reimbursement, which does not reflect non-recurring expenses related to the merger. For more detailed information about fees and expenses, please see “Information about the Proposed Merger -- Fees and
Expenses.”

13. Comment: On page 15, in response to the question “What are the costs associated with the mergers?” in the “Questions and Answers Regarding the Proposed Mergers” section, please add disclosure stating that the costs provided do not include portfolio repositioning costs, including brokerage costs. To the extent significant portfolio repositioning is expected in connection with the merger, please also disclose who will bear the costs of portfolio repositioning, and the expected costs of portfolio repositioning in dollars and as a percentage of the net assets of the Acquired Fund.

Response: The requested changes have been made. The Registrant will revise the disclosure as follows (changes shown as underlined text):

These costs represent legal and accounting expenses, portfolio transfer taxes (if any), the costs of printing and mailing this prospectus/proxy statement, proxy solicitation costs, SEC filing fees, and other similar expenses incurred in connection with the consummation of the proposed merger and related transactions contemplated by the Plan (but excluding portfolio repositioning costs and related brokerage costs).

The Registrant will add the following disclosure:

If shareholders approve the proposed merger, Putnam International Growth Fund will make dispositions of certain portfolio holdings prior to the merger. These sales may result in brokerage commissions and other transaction costs which Putnam Management currently estimates to be $89,113 (representing 0.03% of Putnam
International Growth Fund’s net assets). These costs will be borne by Putnam International Growth Fund and are not included in the merger costs described in the paragraph above.

14. Comment: Please confirm supplementally that recoupment is not permitted under the expense limitation agreements currently in place for the Funds.

Response: The Registrant confirms that recoupment is not permitted under the expense limitation agreements currently in place for the Funds.

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15. Comment: Under the heading “Agreement and Plan of Reorganization” in the “Information about the Proposed Merger” section, please remove the language that states “The following discussion of the Plan is qualified in its entirety by the full text of the Plan,” since the summary of the plan should be accurate without reference to the appendix.

Response: The Registrant confirms that the summary of the Plan is accurate. The Registrant has revised the quoted language to read: “The following discussion of the Plan is a summary provided for your reference only. Please read the Plan in its entirety in Appendix A.”

16. Comment: Under the heading “Portfolio managers” in the “Additional Information about Putnam Emerging Markets Equity Fund,” please consider changing the table heading from “Joined fund” to “Portfolio manager since.”

Response: The requested change has been made.

Accounting Comments

17. Comment: Please supplementally provide the analysis for Putnam Management’s determination that the Registrant is the appropriate accounting and performance survivor of the merger.

Response: Based on the analysis described below, Putnam Management believes that Emerging Markets Equity qualifies under the relevant accounting guidance as the “accounting survivor.” Furthermore, based on the analysis described below and the position of the staff of the Commission that, generally, the survivor of a merger for accounting purposes will be the fund whose historical performance may be used by the surviving fund (North American Security Trust, SEC No-Action Letter, pub. avail., August 5, 1994) (“NAST Letter”), Putnam Management believes that Emerging Markets Equity should be the “performance survivor.” Putnam Management has consulted with PricewaterhouseCoopers LLP (the independent auditor of International Growth), KPMG LLP (the independent auditor of Emerging Markets Equity), and Ropes & Gray LLP (fund counsel to both funds) in connection with its accounting and performance survivor analysis.

In order to determine the appropriate surviving entity for accounting purposes, Putnam Management applied the general criteria outlined in Section 8.39 of the AICPA 2020 Audit and Accounting Guide for Investment Companies (the “AICPA Guide”). The AICPA Guide criteria are also substantially similar to those outlined in the NAST Letter and include: portfolio management (investment adviser); investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. A discussion of each factor and its applicability to the merger follows below. Putnam Management also notes that Emerging Markets Equity is the surviving fund in the merger as a matter of corporate law. Emerging Markets Equity will acquire all of the assets of, and assume all of the liabilities of, International Growth. Upon completion of the merger, the legal existence of International Growth will be terminated.

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1. Portfolio management (investment adviser): Putnam Management is the investment adviser to each fund. Brian Freiwald and Andrew Yoon serve as portfolio managers for Emerging Markets Equity and R. Shepherd Perkins serves as portfolio manager for International Growth. Messrs. Freiwald and Yoon have managed Emerging Markets Equity since August 2019. Mr. Perkins has managed International Growth since December 2019. If the merger is approved, Putnam Management will continue to serve as investment adviser to Emerging Markets Equity after the merger and Messrs. Freiwald and Yoon will continue to manage the fund. As discussed further in #2 below, Putnam Management believes that the historical performance record of Emerging Markets Equity is the most relevant to current and future shareholders because it was generated under the investment philosophy, investing style and decision-making of the portfolio managers of the combined fund.

2. Investment objectives, policies and restrictions: The goals of the funds are identical, with each fund seeking long term capital appreciation. International Growth pursues this goal by investing mainly in common stocks of companies of any size in established and emerging markets outside the United States and investing mainly in growth stocks. Emerging Markets Equity, in turn, pursues this goal by investing, under normal circumstances, at least 80% of its net assets in equity securities of emerging markets companies and investing significantly in small and midsize companies. The fundamental investment restrictions of Emerging Markets Equity and International Growth are identical, except for their restrictions relating to investments in commodities and their restrictions relating to the percentage of a fund’s assets invested in the securities of any issuer.

After the merger, Messrs. Freiwald and Yoon will continue to manage Emerging Markets Equity in accordance with their historical investment approach (including with respect to allocations to equity securities of emerging markets companies and investing significantly in small and midsize companies), and Emerging Markets Equity will continue to operate under its investment objective, investment policies, and investment restrictions, without change. Therefore, Putnam Management believes that the historical performance record of Emerging Markets Equity is more relevant to current and future shareholders because it was generated under the same investment objective, investment policies, and investment restrictions, and under the same portfolio managers that it will follow after the merger.

3. Expense structures and expense ratios: Each fund has a management fee that consists of a base fee that is adjusted upward or downward by a performance adjustment. The funds’ base fees are the same at every breakpoint level; however, the funds have different performance fee benchmarks. For purposes of the performance adjustment, International Growth’s performance is measured against the MSCI EAFE Growth Index (ND) and Emerging Markets Equity’s performance is measured against the MSCI Emerging Markets Index (ND). After the merger, Emerging Markets Equity will continue to have the same management fee structure and will continue to use the MSCI Emerging Markets Index (ND) as

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the performance fee benchmark. Putnam Management believes that this factor favors Emerging Markets Equity as the accounting and performance survivor.

The other expenses and total annual operating expenses of International Growth were lower than those of Emerging Markets Equity as of November 30, 2019. The funds have the same sales charge structure.

4. Asset size: Although International Growth is larger than Emerging Markets Equity, with approximately $262 million in assets as of November 30, 2019, Emerging Markets Equity is nevertheless a sizable fund with approximately $119 million in assets as of November 30, 2019. Emerging Markets Equity is sufficiently large to implement its investment programs and is expected to be able to continue to implement its investment program at a larger asset size following the completion of the merger with no material disruption.

5. Portfolio composition: As of December 31, 2019, International Growth had approximately 21.3% of its net assets invested in small companies, 1 25.7% of its net assets invested in midsize companies, 2 and 53.0% of its net assets invested in large companies. 3 As of December 31, 2019, Emerging Markets Equity had approximately 15.5% of its net assets invested in small companies, 1 24.9% of its net assets invested in midsize companies, 2 and 59.6% of its net assets invested in large companies. 3 International Growth and Emerging Markets Equity have different benchmarks: the MSCI EAFE Growth Index (ND) and the MSCI Emerging Markets Index (ND), respectively. Moreover, under normal circumstances, Emerging Markets Equity invests at least 80% of its net assets in equity securities of emerging market companies. Following the merger, the combined fund’s portfolio will more closely match Emerging Markets Equity’s pre-merger portfolio (including with respect to market capitalization) than International Growth’s pre-merger portfolio.

The above analysis indicates that, in totality, the factors from the AICPA Guide and NAST Letter support a position that, following the merger, Emerging Markets Equity will continue to more closely resemble Emerging Markets Equity before the merger than International Growth before the merger, and, therefore, Putnam Management believes that Emerging Markets Equity is the appropriate accounting survivor. In this regard, Putnam Management believes that expected portfolio composition and investment objectives, policies and restrictions following the merger should weigh most heavily in the determination of the accounting and performance survivor. As provided in the NAST Letter, the performance survivor is typically the accounting survivor, and Putnam Management believes that should be the case with the merger. We also note that Emerging Markets Equity is the legal survivor.

_____________________________________________________

1 For these purposes, small companies are companies with a market capitalization of approximately $3.7 billion or less.

2 For these purposes, midsize companies are companies with a market capitalization between approximately $3.7 billion to $17 billion.

3 For these purposes, large companies are companies with a market capitalization of more than approximately $17 billion.

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18. Comment: In the “President’s Letter,” please disclose what percentage of the Target Fund’s portfolio will be sold in advance of the merger and whether those sales will be made in the ordinary course of business or to satisfy the investment guidelines of the Registrant.

Response: The Registrant respectfully declines to add the requested disclosure in the “Presidents’s Letter” but has included the requested disclosure in response to the question “How do the investment goals, strategies, policies, and restrictions of the two funds compare?” in the “Questions and Answers Regarding the Proposed Merger” section:

If the merger is approved by shareholders of Putnam International Growth Fund, Putnam Management
expects to sell approximately 86% of Putnam International Growth Fund’s current holdings in order to satisfy Putnam Emerging Markets Equity Fund’s 80% policy.

19. Comment: In response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please disclose what the base management fee and range of performance adjustment of the Registrant will be following the merger.

Response: The requested change has been made. The Registrant has added the following sentences:

Following the merger, the base management fee of the combined fund will be 0.917%. The maximum annualized performance adjustment rate for the combined fund will be 0.21%, and the minimum annualized performance adjustment rate for the combined fund will be -0.21%.

20. Comment: Please update the footnote labeled “=” following the Annual Fund Operating Expenses table in the “Information about the Proposed Merger” section to reference an updated expense limitation arrangement.

Response: The requested change has been made. The Registrant has revised the above-referenced footnote to read:

Reflects Putnam Investment Management, LLC’s contractual obligation to limit certain fund expenses through February 28, 2021. This obligation may be modified or discontinued only with approval of the Board of Trustees.

21. Comment: In the “PRO FORMA FINANCIAL INFORMATION – Portfolio Realignment” section of Part B of the Registration Statement, please discuss whether any of the anticipated sales of the Target Fund’s portfolio holdings prior to the merger will be made to satisfy the investment guidelines of the Registrant.

Response: The requested change has been made. The Registrant has added the following sentence to the above-referenced section of Part B of the Registration Statement:

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Putnam Management expects to sell approximately 86% of Putnam
International Growth Fund’s current holdings in order to satisfy
Putnam Emerging Markets Equity Fund’s policy, under normal
circumstances, to invest at least 80% of its net assets in equity securities of emerging market companies.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Yana D. Guss, Esq., Ropes & Gray LLP

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